REDSTONE LITERARY AGENTS INC.
                           1842 East Campo Bello Drive
                                Phoenix, AZ 85022
                Telephone (602) 867-0160 Facsimile (602) 865-7313
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                                                                December 1, 2011

Ms. Mara L. Ransom
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Redstone Literary Agents Inc.
    Amendment No. 4 to Registration Statement on Form S-1
    Filed October 11, 2011
    File No. 333-173164

Dear Ms. Ransom,

Thank you for reviewing our registration statement. In response to your comment letter, dated October 27, 2011, we have amended the Registration Statement on Form S-1 and provide the following information so that you may better understand our disclosure.

Current Market Trends, page 19

1. We have revised the disclosure as appropriate and also provided you with copies of the reports that support the qualitative and comparitive statements contained in this section, they are being sent via U.S. Mail. Please disregard the previous report sent to you from Ourskirts Press.

Sincerely,


/s/ Mary S. Wolf
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Mary S. Wolf
CEO & Director